Filed Pursuant to Rule 424(b)(5)
Registration No. 333-176669

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated January 28, 2014

PROSPECTUS SUPPLEMENT
(To prospectus dated October 3, 2011)
                  Shares

DHT HOLDINGS, INC.

Common Stock

We are offering                  shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.

Our common stock is quoted on The New York Stock Exchange under the symbol “DHT”. The last reported sale price of our common stock on January 27, 2014 was $7.91 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common stock involves risk. Before buying any shares you should carefully read the sections entitled “Risk Factors” beginning on page S-8 of this prospectus supplement and page 10 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Placement agent fees(1)	$	$
Proceeds before expenses to DHT Holdings, Inc.	$	$

(1)	See the section entitled “Plan of Distribution” for more information concerning placement agent compensation.

We have retained RS Platou Markets, Inc., DnB Markets, Inc. and RS Platou Markets AS to act as our placement agents, for whom RS Platou Markets, Inc. and DnB Markets, Inc. are acting as joint lead managers and placement agents and RS Platou Markets AS is acting as placement agent, for the shares offered by this prospectus supplement in connection with the sale of the shares to certain institutional investors.  The placement agents have no commitment to buy any of the shares.

The shares of common stock will be ready for delivery on or about                  , 2014.  The delivery of shares to each investor is not conditioned upon the purchase of shares by any other investors. If one or more investors fail to fund the purchase price of their subscribed shares as required by the applicable subscription agreement, we intend to proceed with delivery on                , 2014 of the aggregate number of shares for which the purchase price has been received.

Joint Lead Managers and Placement Agents
RS Platou Markets, Inc.		DNB Markets, Inc.

Placement Agent

RS Platou Markets AS

The date of this prospectus supplement is                     , 2014.

Prospectus Supplement

About This Prospectus Supplement	S-ii
Prospectus Supplement Summary	S-1
The Offering	S-7
Risk Factors	S-8
Cautionary Statement Regarding Forward-Looking Statements	S-11
Use of Proceeds	S-13
Market Price and Dividends on Common Stock	S-14
Dividend Policy	S-16
Capitalization	S-17
Description of Capital Stock	S-19
Security Ownership of Certain Beneficial Owners and Management	S-23
Comparison of Marshall Islands Corporate Law to Delaware Corporate Law	S-27
Tax Considerations	S-30
Dilution	S-41
Plan of Distribution	S-42
Other Expenses of Issuance and Distribution	S-46
Legal Matters	S-46
Experts	S-46
Where You Can Find Additional Information	S-47

Prospectus

About This Prospectus	1
Prospectus Summary	2
Risk Factors	10
Use of Proceeds	22
Ratio of Earnings to Fixed Charges	22
Plan of Distribution	23
Description of Common Stock	26
Description of Preferred Stock	26
Description of Debt Securities	26
Management’s Discussion and Analysis of Financial Conditions and Results of Operations	36
Experts	39
Legal Matters	39
Enforcement of Civil Liabilities	39
Tax Considerations	40
Where You Can Find Additional Information	47
Cautionary Statement Regarding Forward-Looking Statements	49

S-i

About This Prospectus Supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-3 that we filed with the Securities Exchange Commission (the “Commission”), using the shelf registration process.  Under the shelf registration process, we may sell any combination of common stock, preferred stock or debt securities in one or more offerings from time to time.  In the accompanying prospectus, we provide you a general description of the securities we may offer from time to time under our shelf registration statement.  This prospectus supplement describes the specific details regarding this offering, including the price, the aggregate number of shares of common stock being offered and the risks of investing in our common stock, as well as certain other matters.  This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us and our common stock and other information you should know in connection with this offering.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus.  We are responsible only for the information contained in this prospectus supplement, the accompanying prospectus or incorporated by reference into this prospectus supplement or to which we have referred you.  We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may provide you.  You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only.  Our business, financial condition, results of operations and prospects may have changed since that date.  We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.  The distribution of this prospectus supplement and sale of our common stock in certain jurisdictions may be restricted by law.  We are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

For further information about us or the common stock offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described in the section entitled “Where You Can Find Additional Information” on page S-47 of this prospectus supplement.

S-ii

Prospectus Supplement Summary

This prospectus supplement summary highlights certain information about us and this offering.  Because it is a summary, it may not contain all of the information that you should consider before deciding whether or not you should purchase our common stock.  You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference for a more complete understanding of our business, this offering and the other transactions described in this prospectus supplement.  You should pay special attention to the sections entitled “Risk Factors” beginning on page S-8 of this prospectus supplement, page 10 of the accompanying prospectus and “Item 3. Key Information—D. Risk Factors” beginning on page 7 of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on April 29, 2013 (our “2012 Form 20-F”), our unaudited condensed consolidated financial statements as of and for the nine-months ended September 30, 2013 and the notes thereto included as Exhibit 99.1 to our Report on 6-K, filed with the Commission on January 28, 2014 (File No. 001-32640) (the “January 2014 6-K”) and incorporated herein by reference, and our consolidated audited financial statements and the notes thereto in our 2012 Form 20-F and incorporated herein by reference.  Unless we specify otherwise, all references in this prospectus to “we”, “our”, “us”, “DHT” and “our company” refer to DHT Holdings, Inc. and its subsidiaries.  All references in this prospectus to “DHT Maritime” refer to DHT Maritime, Inc., one of our subsidiaries. The shipping industry’s functional currency is the U.S. dollar and our company’s functional currency is the U.S. Dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this prospectus supplement to “$” and “dollars” refer to U.S. dollars.

Our Company

We currently operate a fleet of eight crude oil tankers, of which all are wholly-owned by us.  The fleet consists of four very large crude carriers (“VLCCs”), which are tankers ranging in size from 200,000 to 320,000 deadweight tons (“dwt”), two Suezmax tankers (“Suezmaxes”), which are tankers ranging in size from 130,000 to 170,000 dwt, and two Aframax tankers (“Aframaxes”), which are tankers ranging in size from 80,000 to 120,000 dwt.  Six of the vessels are currently on time charters, one of the vessels operates in the spot market and one is employed in the Tankers International Pool.  The vessels in our fleet principally operate on international routes and had a combined carrying capacity of 1,789,930 dwt and an average age of approximately 12.0 years as of December 2013.  We operate out of Oslo, Norway, through our wholly-owned management company, DHT Management AS.  For more information on our company, please see our 2012 Form 20-F.

Our Fleet

The following table presents certain information regarding our vessels:

Vessel	Year Built	Yard	Dwt	Current Flag	Technical Manager
VLCC
DHT Ann	2001	Hyundai*	309,327	Marshall Islands	Goodwood****
DHT Chris	2001	Hyundai*	309,285	Marshall Islands	Goodwood****
DHT Phoenix	1999	Daewoo**	307,151	Marshall Islands	Goodwood****
DHT Eagle	2002	Samsung***	309,064	Marshall Islands	Goodwood****

Suezmax
DHT Target	2001	Hyundai*	164,626	Marshall Islands	Goodwood****
DHT Trader	2000	Hyundai*	152,923	Marshall Islands	Goodwood****
Aframax
DHT Cathy	2004	Hyundai*	111,928	Marshall Islands	Goodwood****
DHT Sophie	2003	Hyundai*	115,000	Marshall Islands	Goodwood****

*           Hyundai Heavy Industries Co., South Korea
**           Daewoo Heavy Industries Co., South Korea
***           Samsung Heavy Industries Co., South Korea
****           Goodwood Ship Management Pte Ltd, Singapore

Employment

The following table presents certain features of our charters as of December 31, 2013:

Vessel	Type of Employment	Charter Rate ($/Day)	Expiry	Extension Period*	Charter Rate in Extension Period ($/day)
VLCC
DHT Ann	Time Charter	Market related	July 7, 2015
DHT Chris	Time Charter	$16,843	March 31, 2014
DHT Eagle	Spot
DHT Phoenix	Pool**
Suezmax
DHT Target	Time Charter	$12,578	March 24, 2014	+ 6 months	$14,527
DHT Trader	Time Charter	$14,409	August 27, 2014
Aframax
DHT Cathy	Time Charter	$13,000	January 15, 2015
DHT Sophie	Time Charter	$12,800	April 8, 2014	+ 8 months	$13,282

*           At charterer’s option
**           Tankers International Pool

Technical Management of Our Fleet

The following is a summary of how we organize our ship management activities. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful.

We uphold a policy of high quality operations.  Our management company in Norway, DHT Management AS, supervises the third-party technical managers.  The third-party technical managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.  We currently have one ship management provider: Goodwood Ship Management Pte Ltd in Singapore (“Goodwood”).

We place the insurance requirements related to our fleet with mutual clubs and underwriters through insurance brokers.  Such requirements include, but are not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance. Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel.

Our Credit Facilities

For detail on our credit facilities, please see the section entitled “Secured Credit Facilities” in our 2012 Form 20-F.  We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries.  Our subsidiaries own all of our vessels and payments under the charters and from commercial pools are made to our subsidiaries.

The table below illustrates the scheduled repayment structure for our outstanding credit facilities (dollars in thousands) as of December 31, 2013:

Year	RBS Credit Facility	DHT Phoenix Credit Facility	DHT Eagle Credit Facility	Total Bank Borrowings
2014	–	–	–	–
2015	–	2,437	2,500	4,937
2016	*	15,922	22,250	38,172
Thereafter	113,275	–	–	113,275
Total	$113,275	$18,359	$24,750	$156,384

*Commencing with the second quarter of 2016, installment payments under our secured credit facility, as amended, with The Royal Bank of Scotland plc (the “RBS Credit Facility”) will be equal to free cash flow for DHT Maritime during the preceding quarter capped at $7.5 million per quarter.  Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of (1) ship operating expenses, (2) voyage expenses, (3) estimated capital expenses for the following two quarters, (4) general & administrative expenses, (5) interest expenses and (6) change in working capital.

Recent Developments

Results of Operations for the Three and Twelve Months Ended December 31, 2013

On January 23, 2014, we announced preliminary financial results for the three and twelve months ended December 31, 2013.  We intend to file our Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) with the Commission in early March 2014.  Our financial results for the three and twelve months ended December 31, 2013 presented herein are preliminary and remain subject to completion of the review (for the three months ended December 31, 2013) or audit (for the twelve months ended December 31, 2013) by our independent registered public accounting firm in connection with the filing of our 2013 Form 20-F.  As a result, our financial results could be different from those set forth below and those differences could be material.

Our net revenues for the fourth quarter of 2013 were $30.9 million, a $10.3 million, or 50.0%, increase over the fourth quarter of 2012.  The increase was due to the $15.4 million payment from Citigroup Financial Products Inc. (“Citigroup”) related to final settlement of the sale of the Overseas Shipholding Group, Inc. (“OSG”) claims in the fourth quarter of 2013 offset by vessels coming off fixed rate charters and a fleet reduction from nine to eight vessels.  For additional detail on the OSG claims, please see “—OSG Bankruptcy and Claims” below.

We had net income in the fourth quarter of 2013 of $11.5 million, or $0.48 per diluted share, compared to a loss of $6.3 million, or $0.41 per diluted share (as adjusted for the Reverse Stock Split (as defined below)), in the fourth quarter of 2012.  The improvement was mainly due to the $15.4 million payment from Citigroup related to the sale of the OSG claims.  This payment was recorded as shipping revenues in the fourth quarter of 2013.

For fiscal 2013, we had shipping revenues of $87.0 million, compared to shipping revenues of $97.2 million in fiscal 2012, a decrease of $10.2 million, or 10.5%.  The decrease in revenues was mainly due to a reduction in our fleet from twelve vessels at the beginning of 2012 to eight vessels as of May 2013 and vessels coming off fixed rate charters, offset by the $15.4 million in revenue related to the sale of the OSG claim.

We had a net loss in fiscal 2013 of $4.1 million, or $0.24 per diluted share, compared to a net loss of $94.1 million or $7.83 per diluted share (as adjusted for the Reverse Stock Split) in fiscal 2012, a decrease of 95.6%.  Our net loss in 2012 was driven by impairment charges of $100.5 million, while, in 2013, our net loss was reduced by the $15.4 million in revenue related to the sale of the OSG claims.

At the end of the fourth quarter of 2013, our cash balance was $126.1 million, compared to $71.3 million at the end of fourth quarter 2012.

The Private Placement

In November 2013, we sold approximately $110 million of our equity to institutional investors pursuant to a private placement (the “Private Placement”).  The equity included 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock, par value $0.01 per share (the “Series B Participating Preferred Stock”).  The Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses).

On January 20, 2014, our shareholders approved an amendment to our articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares (the “Amendment”).  As a result of this approval and pursuant to the terms of the Series B Participating Preferred Stock, on February 4, 2014, each share of our Series B Participating Preferred Stock will mandatorily convert into 100 shares of our common stock (the “Mandatory Conversion”).

The terms of the Private Placement were governed by a Stock Purchase Agreement attached as Exhibit 10.1 to our Report on 6-K filed with the Commission on November 26, 2013, and it is incorporated by reference into this prospectus supplement.

HHI Ship Construction Agreements

On December 2, 2013, we announced that we reached an agreement pursuant to two contracts with Hyundai Heavy Industries Co. Ltd. (“HHI”) for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification.  The vessels are 300,000 dwt and are expected to be delivered in July and September 2016, respectively.  In addition, On January 8, 2014, we announced that we exercised an option to construct a third VLCC with HHI with a contract price of $92.7 million, including certain additions and upgrades to the standard specification, pursuant to a third contract with HHI.  We estimate that the remaining capital expenditures associated with the agreements with HHI will be approximately $222.5 million of which we assume that $139.0 million will be financed by bank debt. The agreements with HHI are attached as Exhibits 10.3, 10.4, 10.5 and 10.6 to the January 2014 6-K, and each of these agreements is incorporated by reference into this prospectus supplement.

Ship Purchase Agreements

On January 22, 2014, we announced that we reached an agreement to acquire a VLCC built in 2006 from Gulf Eyadah Corporation for $47.5 million and an agreement to acquire a VLCC built in 2007 from Gulf Sheba Shipping Ltd (together, with Gulf Eyadah Corporation, the “Gulf Companies”) for $50.5 million.  Both VLCCs will be delivered during February 2014.  We have obtained a financing commitment to fund the acquisition of the VLCCs through a secured term loan facility (the “Term Loan Facility”) that will be between DNB Bank ASA, as lender, two special purpose companies (each a direct wholly owned subsidiary of us, and collectively, the “Borrowers”), and us, as guarantor.  The Borrowers will be permitted to borrow up to $100.0 million under the Term Loan Facility, split equally between two tranches, Tranche A and Tranche B.  Borrowings under Tranche A will bear interest at a rate equal to a margin of 325 basis points plus LIBOR and will mature in March 2019. Borrowings under Tranche B will bear interest at a rate equal to a margin of 450 basis points plus LIBOR and will mature in May 2014, subject to earlier repayment in certain circumstances.  The agreements with the Gulf Companies are attached as Exhibits 10.1 and 10.2 to the January 2014 6-K, and each of these agreements is incorporated by reference into this prospectus supplement.

OSG Bankruptcy and Claims

In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates commenced on November 14, 2012, OSG subsequently rejected our two long-term Suezmax bareboat charters with the approval of the presiding bankruptcy court.  We and certain of our affiliates filed claims against OSG and certain of its affiliates, including two subsidiaries of OSG, Dignity Chartering Corporation (“Dignity”) and Alpha Suezmax Corporation (“Alpha” and together with Dignity and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle (now known as the DHT Target) and Overseas London (now known as the DHT Trader), respectively, and against OSG on account of its guarantees of the obligations of Dignity and Alpha, respectively, under each of the respective bareboat charter agreements (collectively, the “Claims”).  We and certain of our affiliates and OSG and certain of its affiliates have agreed to a total claims amount of $46.0 million in full settlement of the Claims.

We entered into Assignment of Claims Agreements with Citigroup on March 14, 2013 in connection with the Claims whereby Citigroup agreed to purchase the undivided 100% interest in our right and title and interest in the Claims.  We received an aggregate initial payment of approximately $6.9 million from Citigroup and in January 2014 received an additional and final payment of approximately $8.5 million from Citigroup.  Court approval with respect to the final payment was granted by the U.S. Bankruptcy Court in December 2013.  As a result, we recorded the total aggregate amount of approximately $15.4 million received from Citigroup as revenue in the fourth quarter 2013 financial statements.

Also, we and certain of our affiliates and OSG and certain of its affiliates have separately agreed to settle six further claims in the amount of $3.4 million plus attorneys’ fees filed by various of our affiliates against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013, for a total claim amount of $1.5 million in full settlement of such claims.  These claims have not been assigned to a third party and the amount, timing and form of any recovery remain pending.

Mandatory Exchange

Pursuant to the Certificate of Designation of our previously outstanding Series A Participating Preferred Stock dated May 1, 2012, each share of our Series A Participating Preferred Stock automatically and without any action on the part of the respective holders thereof, was exchanged for 17 shares of our common stock on June 30, 2013.

Corporate Information

Our principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this prospectus supplement.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Republic of the Marshall Islands.

The Offering

Issuer	DHT Holdings, Inc., a Marshall Islands corporation.
Common Stock Offered in this Offering	shares.
Common Stock to be Outstanding after this Offering	shares.
Common Stock to be Outstanding after this Offering and after giving effect to the Mandatory Conversion	shares.
Use of Proceeds
We estimate that the net proceeds from this offering, after deducting the placement agent fees and estimated expenses relating to this offering payable by us, will be approximately $         million.  This amount is based on an assumed public offering price of $7.91, the last reported sale price of our common stock on the New York Stock Exchange (the “NYSE”) on January 27, 2014.  We plan to use the net proceeds from this offering to fund the expansion of our fleet, our pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes.

Listing	Shares of our common stock are listed on the New York Stock Exchange under the symbol “DHT”.
Tax Considerations	You are urged to consult your own tax advisor regarding the specific tax consequences to you resulting from your acquisition, ownership and disposition of our common stock. See “Tax Considerations”.
Transfer Agent and Registrar	American Stock Transfer & Trust Company, LLC.
Fees and Expenses
We will pay all fees and expenses of the placement agents.  You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the purchase of our common stock.

Risk Factors
Investing in our common stock involves a high degree of risk.  You should carefully consider the risks described under “Risk Factors” beginning on page S-8 of this prospectus supplement, page 10 of the accompanying prospectus and “Item 3. Key Information—D. Risk Factors” beginning on page 7 of our 2012 Form 20-F for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we indicate otherwise, all information in this prospectus supplement is based on 29,040,974 shares of our common stock outstanding as of January 27, 2014, and excludes the 9,757,900 shares of our common stock that will be issued on February 4, 2014 pursuant to the Mandatory Conversion.

Risk Factors

An investment in shares of our common stock involves a high degree of risk.  You should carefully consider the risk factors below, those appearing under the heading “Risk Factors” in our 2012 Form 20-F, incorporated herein by reference, as well as the other information contained in this prospectus supplement, the accompanying prospectus and the other documents incorporated herein by reference, before making an investment in our common stock.  Some of the risks relate principally to us and our business and the industry in which we operate.  Other risks relate principally to the securities market and ownership of our shares.  If any of the circumstances or events described below, in the 2012 Form 20-F, or elsewhere in this prospectus supplement actually arise or occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected.  In such a case, the market prices of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2012 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our business.

Risks Related to Our Industry

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2012 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our industry.

Risks Related to Our Capital Stock

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2012 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our capital stock.

We have a large number of shares of common stock that are, or soon will be, available for resale.

In connection with our November 2013 equity offering, we issued 13,400,000 shares of our common stock and 97,579 shares of our Series B Participating Preferred Stock.  On February 4, 2014, the shares of our Series B Participating Preferred Stock automatically will be exchanged for 9,757,900 shares of our common stock.  The investors that purchased this equity have been subject to certain restrictions on resale of the equity.  We expect that these restrictions on resale to terminate in the very near future.  Consequently, over 23.0 million shares of our common stock are, or shortly will become, eligible for resale in the market.  This may cause a sharp increase in the supply of our common stock in the market, which may have a material impact of the price at which our common stock trades.

Risks Related to Taxation

Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets are “passive assets” or assets that produce or are held for the production of “passive income”.  “Passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income”.

We believe it is more likely than not that the gross income we derive or are deemed to derive from our time chartering activities is properly treated as services income, rather than rental income.  Assuming this is correct, our income from our time chartering activities would not constitute “passive income”, and the assets we own and operate in connection with the production of that income would not constitute passive assets.  Consequently, based on our actual and projected income, assets and activities, we believe that it is more likely than not that we are not currently a PFIC and will not become a PFIC in the foreseeable future.

There is substantial legal authority supporting the position that we are not a PFIC consisting of case law and U.S. Internal Revenue Service (the “IRS”) pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes.  Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) income derived from certain time chartering activities should be treated as rental income rather than services income.  However, the IRS has stated that it disagrees with the holding of this Fifth Circuit case, and that income derived from time chartering activities should be treated as services income.  We have not sought, and we do not expect to seek, an IRS ruling on this matter.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we will be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences.  In particular, U.S. stockholders who are individuals would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In addition, under the PFIC rules, unless U.S. stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, with interest payable on such tax liability as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of such stock.  The maximum 20% preferential tax rate for individuals would not be available for this calculation.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Commission documents, we believe that we currently qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a significant risk that those factual circumstances could arise in 2014 or future years.  For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock.  In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.  Finally, we may not qualify for the exemption under Section 883 of the Code after the conversion of certain of our Series B Participating Preferred Stock, and this conversion will happen in 2014.

If we are not entitled to this exemption for a taxable year, we would be subject in that year to a 4% U.S. federal income tax on our U.S. source gross transportation income.  This could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in Norway, which could have a material adverse effect on our results of operations and would subject dividends paid by us to Norwegian withholding taxes.

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax.  We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway.  Material decisions regarding our business or affairs are made, and our board of directors meetings are held, outside Norway and generally at our principal place of business.  However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax.  If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.  In addition, if we are unsuccessful in our defense against such a contention, dividends paid to you would be subject to Norwegian withholding taxes.

The enactment of proposed legislation could affect whether dividends paid by us constitute “qualified dividend income” eligible for the preferential rates.

Legislation has been proposed in the U.S. Senate that would deny the preferential rates of U.S. federal income tax currently imposed on “qualified dividend income” with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rates of U.S. federal income tax discussed in “Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of ‘U.S. Holders’—Distributions on our Common Stock” may no longer be applicable to dividends received from us. As of the date of this prospectus supplement, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus supplement contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us.  When used in this document, words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “will”, “may”, “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements. We may also from time to time make forward-looking statements in our periodic reports that we will file with the Commission, other information sent to our security holders and other written materials.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.  The reasons for this include the risks, uncertainties and factors described under “Risk Factors” on page S-8 of this prospectus supplement, page 10 of the accompanying prospectus as well as those appearing under the heading “Item 3. Key Information—D. Risk Factors” in our 2012 Form 20-F.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement and are not intended to give any assurance as to future results. Factors that might cause results to differ include, but are not limited to, the following:

•	future payments of dividends and the availability of cash for payment of dividends;

•	future operating or financial results, including with respect to the amount of charter hire and freight revenue that we may receive from operating our vessels;

•	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

•	expectations about the availability of insurance on commercially reasonable terms;

•	our and our subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels;

•	assumptions regarding interest rates;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	greater than anticipated levels of new building orders or less than anticipated rates of scrapping of older vessels;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	changes in the rate of growth of the world and various regional economies;

•	risks incident to vessel operation, including discharge of pollutants; and

•	unanticipated changes in laws and regulations.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus supplement, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting the placement agent fees and estimated expenses relating to this offering payable by us, will be approximately $         million.  This amount is based on an assumed public offering price of $7.91, the last reported sale price of our common stock on the NYSE on January 27, 2014.  We plan to use the net proceeds from this offering to fund the expansion of our fleet, our pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes.

Market Price and Dividends on Common Stock

Market Information

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT”.  As of January 27, 2014, there were 29,040,974 shares of our common stock outstanding, not including the 9,757,900 shares to be issued upon the Mandatory Conversion of each outstanding share of our Series B Participating Preferred Stock into 100 shares of our common stock.  See “Prospectus Supplement Summary—Recent Developments—The Private Placement”.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the NYSE composite transaction tape, and quarterly dividend paid per share of our common stock.  The last reported sale price of our common stock on the NYSE on January 27, 2014 was $7.91 per share.

    In July 2012, we effected a 12-for-1 reverse stock split whereby each 12 shares of our common stock issued and outstanding as of close of trading on July 16, 2012, automatically and without any action on the part of the respective holders, was converted into one share of common stock (the “Reverse Stock Split”).  The Reverse Stock Split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options and restricted stock awards outstanding prior to the effectiveness of the Reverse Stock Split.  The following historical dividend information has been adjusted to account for the Reverse Stock Split.

	Price Range
	High	Low	Dividend per Share
Year ended December 31, 2012
First Quarter	18.36	8.79	0.24
Second Quarter	12.00	7.20	0.24
Third Quarter	8.46	5.36	0.02
Fourth Quarter	6.31	3.54	0.02
Year ending December 31, 2013
First Quarter	4.90	4.01	0.02
Second Quarter	5.07	4.05	0.02
Third Quarter	4.79	3.99	0.02
Fourth Quarter	6.95	4.36	0.02
Year ending December 31, 2014
First Quarter(1)	8.57	6.60	—

	Price Range
	High	Low
Year ended:
December 31, 2009	84.60	40.20
December 31, 2010	58.68	39.60
December 31, 2011	62.28	7.92
December 31, 2012	18.36	3.54
December 31, 2013	6.95	3.99

Month ended:
July 31, 2013	4.79	4.15
August 31, 2013	4.66	4.02
September 30, 2013	4.54	3.99

	Price Range
	High	Low
October 31, 2013	5.50	4.36
November 30, 2013	5.74	4.97
December 31, 2013	6.95	5.55
January 31, 2014(1)	8.57	6.60

_______________________
(1)	For the period commencing January 1, 2014 through January 27, 2014.

Dividend Policy

 The following historical dividend information has been adjusted to account for the Reverse Stock Split.  In January 2008, our board of directors approved a dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $3.00 per share.  The dividends paid related to the four quarters of 2008 amounted to $3.00, $3.00, $3.60 and $3.60 per  share, respectively. The dividend paid related to the first quarter of 2009 was $3.00 per share. For the last three quarters related to 2009, we did not pay any dividend.  For each of the four quarters related to 2010, we paid a dividend of $1.20 per share.  The dividends paid related to the four quarters of 2011 amounted to $1.20, $1.20, $0.36 and $0.36 per share, respectively.  The dividends paid related to the four quarters of 2012 amounted to $0.24, $0.24, $0.02 and $0.02 per share, respectively.  The dividends paid related to the four quarters of 2013 amounted to $0.02, $0.02, $0.02 and $0.02 per share, respectively.

The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and other factors.

Capitalization

The following table sets forth our capitalization on December 31, 2013, on:

•     an actual basis;

•     an as adjusted basis to give effect to the following:

(i)	payments totaling $18.5 million pursuant to the agreements with HHI paid by us on January 14, 2014;

(ii)	payments totaling $9.8 million pursuant to the agreements with the Gulf Companies paid by us on January 27, 2014; and

(iii)	the effectiveness of the Amendment on January 20, 2014 authorizing an increase in the number of authorized shares of our common stock from 30,000,000 to 150,000,000; and

•     an as further adjusted basis to give effective to the following:

(i)	the Mandatory Conversion of each outstanding share of our Series B Participating Preferred Stock into 100 shares of our common stock on February 4, 2014; and

(ii)
the issuance and sale of                  shares of our common stock in this offering at the offering price of $       per share, after deducting the offering expenses of $         million and placement agents’ fees, resulting in net proceeds to us of approximately $       million.

See “Prospectus Supplement Summary—Recent Developments—The Private Placement” and “Use of Proceeds”.  Other than these adjustments, there have been no material changes in our capitalization between December 31, 2013 and the date of this prospectus.

This table should be read in conjunction with our unaudited condensed consolidated financial statements as of and for the nine-months ended September 30, 2013 and the notes thereto as Exhibit 99.1 to the January 2014 6-K and incorporated herein by reference and our consolidated audited financial statements and the notes thereto in our 2012 Form 20-F and incorporated herein by reference.  See “Where You Can Find Additional Information”.

Dollars in thousands	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents	$126,065	$97,725	$
Total debt(1)	156,046	156,046
Total long term liabilities	156,046	156,046
Common stock, par value $0.01 per share; 30,000,000 shares authorized and 29,040,974 shares issued and outstanding at December 31, 2013 on an actual historical basis; 150,000,000 shares authorized and 29,040,974 shares issued and outstanding on an as adjusted basis; and 150,000,000 shares authorized and shares issued and outstanding on an as further adjusted basis	290	290

Series B Participating Preferred Stock, par value $0.01 per share; 1,000,000 shares authorized and 97,579 shares issued and outstanding at December 31, 2013 on an actual historical basis and an as adjusted basis; and 1,000,000 shares authorized and no shares issued or outstanding on an as further adjusted basis	1	1		—
Additional paid-in capital	492,027	492,027
Retained earnings/(deficit)	(210,682)	(210,682)
Reserves	3,118	3,118
Total stockholders’ equity	284,754	284,754
Total capitalization	$440,800	$440,800	$
_____________________
(1)	All of our existing indebtedness is secured and guaranteed.

Description of Capital Stock

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that are currently in effect.  We refer you to our amended and restated articles of incorporation, a copy of which has been filed as Exhibit 3.1 to a Report on Form 6-K dated January 21, 2014, which is incorporated by reference into this prospectus supplement, and our amended and restated bylaws, a copy of which has been filed as Exhibit 3.1 to a Report on Form 6-K dated February 22, 2013, which is incorporated by reference into our 2012 Form 20-F.

Purpose

Our purpose, as stated in Article II of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands (the “BCA”). Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.  As of the date of this prospectus supplement, we have outstanding 29,040,874 shares of common stock and 97,579 shares of Series B Participating Preferred Stock, and neither we nor our subsidiaries hold any shares of common stock or Series B Participating Preferred Stock in treasury.

Description of Common Stock

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Description of Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine the terms of and rights attaching to such preferred stock, including with respect to, among other things, dividends, conversion, voting, redemption, liquidation, designation and the number of shares constituting any such series. The issuance of shares of preferred stock may have the effect of discouraging, delaying or preventing a change of control of us or the removal of our management. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of shares of our common stock.

Series B Participating Preferred Stock

In connection with our Private Placement that closed in November 29, 2013, we designated and issued 97,579 shares of a new series of preferred stock, the Series B Participating Preferred Stock.  Each share of Series B Participating Preferred Stock will mandatorily convert into 100 shares of our common stock on February 4, 2014.  The terms of the Series B Participating Preferred Stock are governed by a Certificate of Designation attached as Exhibit 3.1 to our Report on 6-K filed with the Commission on December 2, 2013, and it is incorporated by reference into this prospectus supplement.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Issuance of Capital Stock

Under the terms of our amended and restated articles of incorporation and the laws of the Republic of the Marshall Islands, our board of directors has authority, without any further vote or action by our stockholders, to issue any remaining authorized shares of blank check preferred stock and any remaining authorized shares of our common stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Our bylaws provide that stockholders are required to give us advance notice of any person they wish to propose for election as a director if that person is not proposed by our board of directors. These advance notice provisions provide that the stockholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to stockholders or the date on which public disclosure of the date of the annual general meeting was made.

In the case of a special general meeting called for the purpose of electing directors, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to stockholders or the date on which public disclosure of the date of the special general meeting was made. Any nomination not properly made will be disregarded.

A director may be removed only for cause by the stockholders, provided notice is given to the director of the stockholders meeting convened to remove the director and provided such removal is approved by the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

 Limited Actions By Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our chairman or chief executive officer, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company LLC.

Listing

Our common stock is listed on the NYSE under the symbol “DHT”.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth information with respect to the beneficial ownership of our common stock as of January 27, 2014, by:

•	each person who is known by us to beneficially own 5% or more of any class of our outstanding shares of common stock or Series B Participating Preferred Stock;

•	each member of our board of directors who beneficially owns any class of shares of our common stock or Series B Participating Preferred Stock;

•	each of our executive officers; and

•	all members of our board of directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the Commission rules and includes voting or investment power with respect to the securities. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse.

               Unless otherwise indicated, the address for all beneficial owners is c/o DHT Holdings, Inc., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.  At the close of business on January 27, 2014, there were 29,040,974 shares of common stock outstanding, and 97,579 shares of the Series B Participating Preferred Stock outstanding.  Unless otherwise indicated, this table does not give effect to any changes that may result from this offering or the Mandatory Conversion.

	Number of Shares of Common Stock	Percentage of Shares of Common Stock	Number of Shares of Series B Participating Preferred Stock	Percentage of Shares of Series B Participating Preferred Stock	Percentage of Total Voting Securities (a)
Persons owning more than 5% of a class of our equity securities
Anchorage Capital Group, L.L.C. (1)	4,972,058	17.1%	2,105	2.2%	13.4%
Claren Road Credit Master Fund, Ltd. (2)	2,026,000	7.0%	14,745	15.1%	9.0%
Tufton Oceanic (Isle of Man) Limited (3)	1,827,000	6.3%	13,305	13.6%	8.1%
Canyon Capital Advisors LLC (4)	1,827,000	6.3%	13,305	13.6%	8.1%
DnB Asset Management (5)	1,461,000	5.0%	10,640	10.9%	6.5%
Warwick European Distressed & Special Situations Credit Fund L.P. (6)	1,218,000	4.2%	8,870	9.1%	5.4%
QVT Financial LP (7)	1,218,000	4.2%	8,870	9.1%	5.4%
KLP Alfa Global Energi (8)	730,000	2.5%	5,326	5.5%	3.3%

Directors
Erik A. Lind (9)	26,232	*	–	–	*
Mark McComiskey	–	–	–	–	–
Rolf A. Wikborg (10)	21,630	*	–	–	*
Einar Michael Steimler (10)	23,016	*	–	–	*
Robert Cowen (10)	34,717	*	–	–	*

Executive Officers					–
Svein Moxnes Harfjeld (11)	301,876	*	–	–	*
Trygve Preben Munthe (11)	299,278	*	–	–	*
Eirik Ubøe (12)	51,567	*	–	–	*
Svenn Magne Edvardsen (13)	119,183	*	–	–	*

Directors and executive officers as a group (9 persons)	877,498	3.0%	–	–	2.3%

*Less than 1%

(a)
Assumes the Mandatory Conversion of the Series B Participating Preferred Stock. Percentages are based on the votes that the issued and outstanding shares of the Series B Participating Preferred Stock were entitled to in the aggregate on January 27, 2014.

(1)
Based upon a Schedule 13D/A filed with the Commission on January 24, 2014 by Anchorage Capital Group, L.L.C. (“Anchorage”)  on behalf of itself and certain reporting persons and upon information provided to us by Anchorage.  The address for Anchorage is Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.  Anchorage Advisors Management, L.L.C. (“Anchorage Management”) is the sole managing member of Anchorage.  Anthony L. Davis is the President of Anchorage and a managing member of Anchorage Management; Kevin M. Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Management; and Anchorage holds investment power and voting power with respect to the shares held by the Anchorage Illiquid Opportunities Offshore Master III, L.P., an affiliate of Anchorage.

(2)
Based upon a Schedule 13G filed with the Commission on December 18, 2013 by Claren Road Credit Master Fund, Ltd. (the “Claren Road Fund”)  and Claren Road Asset Management, LLC (“Claren Road”) and information provided to us by Claren Road.  Claren Road, a registered investment adviser, serves as investment manager for the Claren Road Fund.  Brian Riano, Sean Fahey and John Eckerson are responsible for the day-to-day management and control of Claren Road and direct the investment making authority of Claren Road Fund.  Messrs. Riano, Fahey and Eckerson hold both voting power and investment power with respect to the shares owned by the Claren Road Fund.  The address of Claren Road is 900 Third Avenue, Floor 29, New York, NY 10022, United States, Attention: Legal Department.

(3)
Based upon a Schedule 13G filed with the Commission on December 5, 2013 by Tufton Oceanic (Isle of Man) Limited on behalf of itself and certain reporting persons and information provided to us by Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P. and their respective affiliates.  Tufton Oceanic (Isle of Man) Limited is an affiliate of Oceanic Hedge Fund, which owned 433,547 shares of our common stock and 3,157 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, and Oceanic Opportunities Master Fund, L.P., which owned 1,393,453 shares of our common stock and 10,148 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014.  The address for Tufton Oceanic (Isle of Man) Limited is St. George’s Court, Upper Church Street, Douglas, Isle of Man, IM1 1EE. No natural person holds voting power and/or investment power over Oceanic Hedge Fund or Oceanic Opportunities Master Fund, L.P.

(4)
Based upon information provided to us by Canyon Capital Advisors LLC (“Canyon”). Canyon is the investment advisor to Canyon Value Realization Fund, L.P., which owned 392,885 shares of our common stock and 2,861 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, Canyon Value Realization Master Fund, L.P., which owned 784,973 shares of our common stock and 5,716 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, Canyon Balanced Master Fund, Ltd., which owned 310,165 shares of our common stock and 2,259 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, Canyon—GRF Master Fund II, L.P., which owned 81,657 shares of our common stock and 595 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, Canyon Distressed Opportunity Master Fund, L.P., which owned 71,832 shares of our common stock and 523 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, Canyon—TCDRS Fund, LLC, which owned 57,625 shares of our common stock and 420 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, Canyon Value Realization MAC 18 Ltd., which owned 15,402 shares of our common stock and 112 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, Permal Canyon Fund, Ltd., which owned 27,883 shares of our common stock and 203 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, AAI Canyon Fund PLC, which owned 26,024 shares of our common stock and 190 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, and Permal Canyon IO Ltd., which owned 58,554 shares of our common stock and 426 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014.   Joshua S. Friedman, the Co-Chairman and Co-Chief Executive Officer of Canyon, Mitchell R. Julius, the Co-Chairman and Co-Chief Executive Officer of Canyon, John P. Plaga, a Partner and the Chief Financial Officer of Canyon, and Jonathan M. Kaplan, the General Counsel of Canyon, each holds voting power and investment power with respect to the shares owned by each of the Canyon Funds. The address for Canyon is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067, United States.

(5)
Based upon information provided to us by DnB Asset Management (“DnB”). DnB is an affiliate of a/c F-20TJA (DNB 2020), which owned 28,000 shares of our common stock and 204 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, a/c F-BARNA (DNB BARNEFOND), which owned 66,700 shares of our common stock and 486 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, and a/c F-NOTRA (DNB NORGE IV) (together, with a/c F-20TJA (DNB 2020) and a/c F-BARNA (DNB BARNEFOND), the “DnB Funds”), which owned 1,366,300 shares of our common stock and 9,950 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014.  The address for DnB is Dronning Eufemias, gate 30, 0021 Oslo, Norway.  No natural person holds voting power and/or investment power with respect to the shares owned by the DnB Funds.

(6)
Based upon information provided to us by the Warwick European Distressed & Special Situations Credit Fund L.P. (the “Warwick Fund”).  The address for the Warwick Fund is 94 Solaris Avenue, Camana Bay, P.O. Box 1348, George Town, Grand Cayman, Cayman Islands, KY1-9005.  Warwick Capital Partners LLP acts as the investment advisor of the Warwick Fund and has discretionary, investment and voting power with respect to the shares owned by the Warwick Fund.  Alfredo Mattera and Ian Burgess are members of Warwick Capital Partners LLP and are deemed to control the shares held by the Warwick Fund by virtue of their limited partnership interests in Warwick Capital Partners LLP.

(7)
Based upon a Schedule 13G filed with the Commission on December 5, 2013 by QVT Financial LP on behalf of itself and certain reporting persons and information provided to us by Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP (together, “QVT”).  QVT Financial LP is the investment manager of QVT Fund V LP, which owned 940,415 shares of our common stock and 6,849 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, QVT Fund IV LP, which owned 152,333 shares of our common stock and 1,109 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014, and Quintessence Fund L.P., which owned 125,252 shares of our common stock and 912 shares of our Series B Participating Preferred Stock issued and outstanding as of January 27, 2014. The address for QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, NY 10036, United States.

.
QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP.  The managing members of QVT Financial GP LLC are Daniel Gold, Nicholus Brumm, Arthur Chu and Tracy Fu. Each of QVT Financial LP, QVT Financial GP LLC and the managing members of QVT Financial GP LLC disclaims beneficial ownership of the securities held by QVT.

(8)
Based upon information provided to us by KLP Alfa Global Energi.  The address for KLP Alfa Global Energi is Bjørvika 10, 0191 Oslo, Norway.  Torkel A. Aaberg, Eric Nasby and Håvard Gulbrandsen each holds investment power with respect to the shares owned by KLP Alfa Global Energi.  The board of directors of KLP Fondsforvaltning, an affiliate of KLP Alfa Global Energi, holds voting power with respect to the shares owned by KLP Alfa Global Energi.

(9)	Includes 9,334 shares of restricted stock subject to vesting conditions.

(10)	Includes 8,291 shares of restricted stock subject to vesting conditions.

(11)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 180,000 shares of restricted stock subject to vesting conditions.

(12)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018, 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018 and 965 options with an exercise price of $144 per share and expiring on October 18, 2015. Includes 23,610 shares of restricted stock subject to vesting conditions.

(13)
Does not include 25,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 25,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 75,279 shares of restricted stock subject to vesting conditions.

Comparison of Marshall Islands Corporate Law to Delaware Corporate Law

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands	Delaware

Stockholder Meetings

Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
May be held in or outside of the Marshall Islands	May be held in or outside of Delaware
Notice:	Notice:
 –> Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

–> Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

–> A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	–> Written notice shall be given not less than 10 nor more than 60 days before the meeting

Stockholder’s Voting Rights

Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote	Stockholders may act by written consent to elect directors by all the stockholders entitled to vote
Any person authorized to vote may authorize another person or persons to act for him by proxy	Any person authorized to vote may authorize another person to act for him by proxy

Unless otherwise provided in the articles of incorporation, majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting

For non-stock companies, a certificate of incorporation or bylaws may specify the number of members to constitute a quorum
No provision for cumulative voting
For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

The certificate of incorporation may provide for cumulative voting

Directors

The board of directors must consist of at least one member	The board of directors must consist of at least one member
Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenter’s Rights of Appraisal

Stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

–> Alters or abolishes any preferential right of any outstanding shares having preference; or
–> Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

–> Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
–> Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Stockholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
Attorney’s fees may be awarded if the action is successful
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

Tax Considerations

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision with respect to the acquisition, ownership and disposition of our common stock.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock.

U.S. Federal Income Tax Considerations

The following discussion represents the opinion of Cravath, Swaine & Moore LLP regarding the material U.S. federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a beneficial owner of shares of our common stock.

This discussion is based on the Code, the Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.  We have not, and will not seek any rulings from the IRS with respect to the U.S. federal income tax consequences discussed below.  The discussion below is not in any way binding on the IRS or the courts or in any way an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of our common stock may vary depending on such such beneficial owner’s particular situation or status.  This discussion is limited to beneficial owners of our common stock that purchase our common stock in this offering and hold our common stock as capital assets.  This discussion does not purport to deal with the tax consequences of owning or disposing of our common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, U.S. expatriates, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.  In addition, this discussion does not address any U.S. state or local tax matters, any non-U.S. tax matters, or any U.S. federal taxes other than income taxes (such as estate and gift taxes).

Taxation of Our Operating Income

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. Taxation of Our Shipping Income

For purposes of the following discussion, “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture we directly or indirectly own or participate in that generates such income, or from the performance of services directly related to those uses.

“U.S. source gross transportation income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. Except as discussed below, our U.S. source gross transportation income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions. Shipping income attributable to transportation exclusively between non-U.S. ports generally will not be subject to U.S. federal income tax.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% U.S. federal income tax if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.	either:

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test”, or

(B)
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the United States, referred to as the “Publicly-Traded Test”.

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be eligible for the exemption under Section 883 of the Code if either the 50% Ownership Test or the Publicly-Traded Test is met. Because our common stock is traded on the NYSE and our stock is widely held, it would be difficult or impossible for us to establish that we satisfy the 50% Ownership Test.

As to the Publicly-Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common stock to be “regularly traded” on an established securities market. Because our common stock is listed on the NYSE, and because our preferred stock is not listed for trading on any exchange, our common stock is the only class of our outstanding stock traded on an established securities market. Our common stock will be treated as “regularly traded” on the NYSE for purposes of the Publicly-Traded Test if:

(i)
our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of all of our outstanding stock, referred to as the “trading threshold test”;

(ii)
our common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, referred to as the “trading frequency test”; and

(iii)
the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), referred to as the “trading volume test”.

We believe we satisfy the trading threshold test. We also believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy these tests in the future, both tests are deemed satisfied if our common stock is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such stock. Because our common stock is listed on the NYSE, we believe this is and will continue to be the case.

Notwithstanding the foregoing, our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of such stock is owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such stock, referred to as the “5 Percent Override Rule”.

In order to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock (“5% Stockholders”) we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

We believe that, as of the date hereof, the 5 Percent Override Rule has not been triggered with respect to our common stock. However, the 5 Percent Override Rule might be triggered in the future as a result of factual circumstances beyond our control, for example, if one or more stockholders became a 5% Stockholder. In this case, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the vote and value of our common stock for more than half the number of days during the taxable year.

In particular, we believe there is a significant possibility that the conversion of certain of our Series B Participating Preferred Stock into our common stock will result in our triggering the 5 Percent Override Rule unless we meet substantiation requirements and continue on an ongoing basis to meet substantiation requirements from our 5% Stockholders. As a result, there is a significant risk that we will not satisfy the 50% Publicly Traded Test in 2014.

In any year that the 5 Percent Override Rule is triggered with respect to our common stock, we will be eligible for the exemption from tax under Section 883 of the Code only if (i) we can nevertheless satisfy the Publicly-Traded Test, which would require us to show that the exception to the 5 Percent Override Rule applies, as described above, or if (ii) we can satisfy the 50% Ownership Test. In either case, we would have to satisfy certain substantiation requirements regarding the identity and certain other aspects of our stockholders which generally would require that we receive certain statements from certain of our direct and indirect stockholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Based on the foregoing, we believe we currently satisfy the Publicly-Traded Test, and therefore we qualify for the exemption under Section 883 of the Code. However, if at any time in the future, including in 2014, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such shipping income would be 2%.

If the benefits of Section 883 of the Code become unavailable to us in the future, any of our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, net of applicable deductions, would be subject to the U.S. federal corporate income tax at rates of up to 35%. In addition, we may be subject to the 30% “branch profits tax” on such earnings, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

We believe that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business. Such income would be “effectively connected” only if:

•	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

•
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we do not have, and we do not intend to have or permit circumstances that would result in our having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis.

Income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to a U.S. federal corporate income tax on net income at rates of up to 35% (and the branch profits tax described above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  We  expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a “U.S. Holder”. For this purpose, a “U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes:

•
is an individual who is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. trust;

•	owns our common stock as a capital asset; and

•	owns actually and constructively less than 10% of our common stock by vote and value.

If an entity or arrangement  that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner, the tax treatment of the partnership and certain determinations made at the partner level. A partner in a partnership holding  our common stock is urged to consult its own tax advisor.

Distributions on our Common Stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles (“E&P”). Distributions in excess of such E&P will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock (determined separately for each share) on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 20% provided that (i) our common stock is readily tradable on an established securities market in the United States (such as the NYSE) which we expect to be the case; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend (and has entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder. Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income”, then any loss derived by a U.S. Non-Corporate Holder from the subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.

In addition, even if we are not a PFIC, under legislation which was proposed (but not enacted) in a previous session of Congress, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate. Although the term “comprehensive income tax system” was not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, Exchange or Other Disposition of our Common Stock

Provided that we are not a PFIC for any taxable year, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are eligible for a maximum 20% preferential tax rate. A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. In particular, U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate on qualified dividends. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock, either

•
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We believe that it is more likely than not that the gross income we derive, or are deemed to derive, from our time chartering activities is properly treated as services income rather than rental income. Assuming this is correct, our income from time chartering activities would not constitute “passive income”, and the assets we own and operate in connection with the production of that income would not constitute passive assets. Consequently, based upon our actual and projected income, assets and activities, we believe it is more likely than not that we are not currently a PFIC and will not become a PFIC in foreseeable future.

There is substantial legal authority supporting the position that we are not a PFIC consisting of case law and IRS pronouncements concerning the characterization of income derived from time chartering activities as services income for other tax purposes.  Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS stated that it disagrees with the holding of this Fifth Circuit case, and that income from time chartering activities should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. Accordingly, no assurance can be given the IRS or a court will accept this position, and there is a risk that the IRS or a court could determine that we are a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we are a PFIC for the 2014 taxable year or any subsequent taxable during which a U.S. Holder owns our common stock, such U.S. Holder will thereafter be required to file IRS Form 8621 with his or her U.S. Federal income tax return to report his or her ownership of our common stock if the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds.  U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

In addition, as discussed more fully below, if we were treated as a PFIC for the 2014 taxable year or any subsequent taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder made an election to treat us as a “Qualified Electing Fund”, which election is referred to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock as discussed below.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for the 2014 taxable year or any subsequent taxable year and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such income inclusions would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P. Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above. Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “—Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election.

A QEF election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC.

Taxation of U.S. Holders of a PFIC Making a “Mark-to-Market” Election

Alternatively, if we were treated as a PFIC for the 2014 taxable year or any subsequent taxable year and our common stock is treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock, provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return. We believe our common stock will be treated as “marketable stock” for this purpose.

If the mark-to-market election is made with respect to a U.S. Holder’s common stock, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of such common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder in income.

 Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election

Finally, if we were treated as a PFIC for the 2014 taxable year or any subsequent taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a U.S. Holder who made a QEF election or market to market election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder held our common stock and for which the holder did not make a QEF election or mark-to-market election.

Medicare Tax

A U.S. Non-Corporate Holder (excluding certain trusts within a special class of trusts that is exempt from such tax) is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Such a U.S. Holder’s net investment income will generally include such U.S. Holder’s gross dividend income and net gains from the disposition of our common stock, unless such dividend or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Non-Corporate Holder is urged to consult the holder’s own tax advisor regarding the applicability of the Medicare tax to the holder’s ownership of our common stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a “Non-U.S. Holder”. For this purpose, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions on our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on distributions received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Taxable Disposition of our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, any income from the common stock, including dividends and the gain from the sale, exchange or other disposition of such stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, your E&P that is attributable to the effectively connected income, which is subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Tax Return Disclosure Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions).  Stock in a non-U.S. corporation, including our common stock, is a specified foreign asset for this purpose.  Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form.

Backup Withholding and Information Reporting

In general, dividend payments (or other taxable distributions) and proceeds from the disposition of our common stock made to you may be subject to information reporting requirements if you are a U.S. Non-Corporate Holder. Such distributions may also be subject to backup withholding if you are a U.S. Non-Corporate Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell our common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States. However, such information reporting requirements will not apply if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

Dilution

If you invest in our common stock, you will be diluted to the extent the public offering price per share of our common stock exceeds the pro forma net book value per share of our common stock immediately after this offering.  Dilution results from the fact that the per share offering price of the common stock is in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Assuming the Private Placement and the Mandatory Conversion had occurred on September 30, 2013, our pro forma net book value as of September 30, 2013, would have been approximately $273.2 million, or approximately $7.04 per share of our common stock.  Pro forma net book value per share represents the amount of our total assets less the amount of our total liabilities, divided by the number of shares of our common stock outstanding at September 30, 2013, prior to the sale of              shares of our common stock offered in this offering, but assuming the completion of the Private Placement and the Mandatory Conversion.  Dilution in pro forma net book value per share represents the difference between the amount per share paid by investors in this offering and the net book value per share of our common stock outstanding immediately after this offering.

After giving effect to the Private Placement and the Mandatory Conversion and the sale of               shares of our common stock in this offering, based upon an assumed offering price of $7.91 per share, the last reported sale price of our common stock on January 27, 2014, after deducting placement agent fees and estimated expenses payable by us in connection with this offering, our pro forma as adjusted net book value as of September 30, 2013 would have been approximately $          million, or $      per share of our common stock.  This represents an immediate increase in pro forma as adjusted net book value of $     per share to existing stockholders and immediate dilution of $     per share to new investors purchasing shares of our common stock in this offering at the assumed offering price.

Assumed offering price per share	$
Pro forma net book value per share as of September 30, 2013 (assuming completion of the Private Placement and the Mandatory Conversion)		$7.04
Increase in net book value per share attributable to new investors in this offering	$		%
Pro forma as adjusted net book value per share as of September 30, 2013 (assuming completion of the Private Placement and the Mandatory Conversion) after giving effect to this offering	$
Dilution per share to new investors	$		%

Plan of Distribution

               We are offering the shares of our common stock through placement agents. Subject to the terms and conditions contained in the placement agency agreement dated                   , 2014, the placement agents, for whom RS Platou Markets, Inc., RS Platou Markets AS and DnB Markets, Inc. are acting as joint lead managers and placement agents and RS Platou Markets AS is acting as placement agent, have severally agreed to use their best commercially practicable efforts to arrange for the sale of                  shares of our common stock to certain institutional investors.

RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by RS Platou Markets AS is within the United States, RS Platou Markets AS will offer to and place shares of common stock with investors through RS Platou Markets, Inc., an affiliated U.S. broker-dealer.  The activities of RS Platou Markets AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The placement agents are not purchasing or selling any shares by this prospectus supplement or the accompanying prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of the shares.  The placement agency agreement provides that the obligations of the placement agents and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain customary legal opinions and certificates.

Certain investor funds will be deposited into an escrow account and held until released by us and RS Platou Markets, Inc. jointly on the date the shares of common stock are to be delivered to the investors.  All funds received will be held in a non-interest bearing account.

On the scheduled closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price for the shares we deliver, less the placement agents’ fees and any expenses payable by us at the closing of this offering; and

•	RS Platou Markets, Inc. will receive the placement agents’ fees in accordance with the terms of the placement agency agreement.

We will pay the placement agents a commission equal to        % of the gross proceeds of the sale of shares of our common stock in the offering.  We may also reimburse the placement agents for certain fees and expenses incurred by them in connection with this offering.  In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of this offering exceed 8% of the gross proceeds of this offering.  The estimated offering expenses payable by us, including the placement agents’ fees of $         , are approximately $         , which includes legal (including approximately $         for the placement agents’ counsel fees in connection with the review of the terms of the offering by the Financial Industry Regulatory Authority, Inc. (“FINRA”)), accounting and printing costs and various other fees associated with registering and listing our common stock.  Because there is no minimum offering amount required as a condition to closing this offering, the actual total offering fees, if any, are not presently determinable and may be substantially less than the amount set forth in the preceding sentence.  After deducting certain fees due to the placement agents and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $         million.

We and our directors and executive officers have agreed that, without the prior written consent of RS Platou Markets, Inc., on behalf of the placement agents, we and they will not, during the period ending 30 days after the date of this prospectus (the “restricted period”):

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of RS Platou Markets, Inc., on behalf of the placement agents, it will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of our common stock in this offering;

•
the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the placement agents have been advised in writing;

•
transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•
transfers or distributions of shares of common stock or any security convertible into common stock (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor, (iii) to limited partners or stockholders of the transferor or distributor or (iv) to any investment fund or other entity controlled or managed by the transferor; provided that each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntary during the restricted period;

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made; or

•	awards under our 2012 Incentive Compensation Plan, as amended.

The 30 day restricted period described in the immediately preceding paragraph will be extended if:

•	during the last 17 days of the 30 day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 30 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 30 day period;

in which case the restrictions described in the immediately preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

From time to time, the placement agents and their respective affiliates have provided and continue to provide investment banking and other services to us.  Additionally, RS Platou Markets AS and RS Platou Markets, Inc. acted as our placement agents in the Private Placement.  Also, RS Platou ASA, an affiliate of RS Platou Markets AS and RS Platou Markets, Inc., purchased shares of our common stock and the Series B Participating Preferred Stock in the Private Placement. Also, funds managed by DnB Asset Management, an affiliate of DnB Markets, Inc., purchased shares of our common stock and the Series B Participating Preferred Stock in the Private Placement. Affiliates of DnB Markets, Inc. are lenders and the agent to our Term Loan Facility Agreement dated May 24, 2011, and DNB Bank ASA, an affiliate of DnB Markets, Inc. has agreed to provide financing for our purchase of ships from the Gulf Companies.

Pursuant to the rules of FINRA the securities purchased in the Private Placement by RS Platou ASA are deemed to be items of compensation for purposes of calculating the amount of compensation paid to the placement agents in connection with this offering. In addition, pursuant to FINRA Rule 5110(g), the securities purchased by RS Platou ASA in the Private Placement may not be sold in this offering or be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person until the earlier of (i) 180 days immediately following the date of this offering, or (ii) the date on which we satisfy the requirements for the use of Form F-3 as those requirements existed prior to October 12, 1992.

We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the placement agency agreement.

If you purchase shares of common stock offered in this prospectus supplement and accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover page of this prospectus supplement.

Delivery of the shares in this offering is expected on or about                  , 2014.  The delivery of shares to each investor is not conditioned upon the purchase of shares by any other investors.  If one or more investors fails to fund the purchase price of their subscribed shares, as required by the applicable subscription agreement, we intend to proceed with delivery on                  , 2014 of the aggregate number of shares for which the purchase price has been received.

Our common stock is listed on the New York Stock Exchange under the symbol “DHT”.

Under Marshall Islands law, our shareholders are not required to approve the issuance of the common stock.  An application for listing of the shares of common stock offered hereby will be filed promptly with the NYSE.  We expect that the NYSE will approve the listing of such common stock shares, subject to official notice of issuance to be provided by American Stock Transfer & Trust Company, LLC.  American Stock Transfer & Trust Company, LLC will provide such notice upon issuance of such common stock shares.  Though we expect the NYSE to approve the listing of such common stock shares, there can be no assurance that such approval will be obtained and, as a technical matter, such listing will not be effective until the NYSE receives official notice of issuance from American Stock Transfer & Trust Company, LLC.

Other Expenses of Issuance and Distribution

The following are the estimated additional expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us:

Commission registration fee	$20,000	*
NYSE listing fee	80,000
FINRA filing fee	10,000
Blue Sky fees and expenses	-
Printing and engraving costs	10,000
Legal fees and expenses	750,000
Accounting fees and expenses	30,000
Transfer Agent and Registrar fees and expenses	10,000
Miscellaneous costs	100,000

Total	$1,010,000

*previously paid.

Legal Matters

               The validity of our common stock offered hereby and certain other matters relating to Marshall Islands law will be passed upon by Reeder & Simpson P.C.  Cravath, Swaine & Moore LLP is acting as our legal counsel with respect to certain matters under U.S. law.  Certain legal matters will be passed upon for the placement agents by Fried, Frank, Harris, Shriver & Jacobson LLP.

Experts

The 2012 consolidated financial statements and the retrospective adjustments to the 2011 and 2010 disclosures incorporated by reference in this prospectus supplement from DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2012 and the effectiveness of DHT Holdings, Inc.’s internal control over financial reporting have been audited by Deloitte AS, independent registered public accounting firm, as set forth in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the 2012 consolidated financial statements, (2) expresses an unqualified opinion on the retrospective adjustments to the 2011 and 2010 consolidated financial statements, and (3) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte AS is Dronning Eufemias gate 14, 0191 Oslo, Norway.

The consolidated financial statements of DHT Holdings, Inc. as of December 31, 2011 and for each of the years ended December 31, 2011 and December 31, 2010 appearing in DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2012 have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young AS is Dronning Eufemias gate 6, Oslo, Norway.

Where You Can Find Additional Information

    We have filed with the Commission a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of our common stock pursuant to this prospectus supplement. This prospectus supplement and the accompanying prospectus, filed as a part of the registration statement, do not contain all of the information set forth in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. Statements made in this prospectus supplement or the accompanying prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the common stock offered by this prospectus supplement and the accompanying prospectus and DHT Holdings, Inc., reference is made to the registration statement.

    We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports and other information with the Commission. These periodic reports and other information are available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer”, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

    The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

    We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•
the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on April 29, 2013, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed; and

•	our Reports on Form 6-K filed with the Commission on November 26, 2013, December 2, 2013, December 3, 2013, January 21, 2014 and January 28, 2014 (File No. 001-32640).

    All documents and reports that we file with the Commission (other than any portion of such filings that are furnished under applicable Commission rules rather than filed) under Sections 13 and 15(d) of the Exchange Act, from the date of this prospectus supplement until the termination of this offering under this prospectus supplement, shall be deemed to be incorporated in this prospectus supplement by reference.  We also incorporate by reference any future reports on Form 6-K we furnish to the Commission; provided, that such furnished reports on Form 6-K are identified as being incorporated by reference in this prospectus supplement.

    We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Requests for such information should be made to us at the following address:

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
Phone: +1 (441) 299-4912
Fax: +1 (441) 298-7800
Email info@dhtankers.com

You should assume that the information appearing in this prospectus supplement and any accompanying prospectus, as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

DHT HOLDINGS, INC.

               Shares of Common Stock

PROSPECTUS SUPPLEMENT

                                         , 2014